UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

BlueCity Holdings Limited

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

09610L 106**

G11957 100**

(CUSIP Number)

BlueCity Media Limited

Block 2 Tower B Room 028, No 22 Pingguo Shequ, Bai Zi Wan Road

Chaoyang District, Beijing

People’s Republic of China

+86 10 5876-9855

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*            This Schedule constitutes Amendment No. 4 to the Schedule 13D filed on behalf of BlueCity Media Limited, Shimmery Sapphire Holding Limited, Cantrust (Far East) Limited and Mr. Baoli Ma with the Securities and Exchange Commission on July 16, 2020, as previously amended and supplemented by amendments to the Schedule 13D filed as of April 12, 2021, January 4, 2022 and April 20, 2022, and an initial Schedule 13D filed on behalf of each of Aviator D, L.P., CDH China HF Holdings Company Limited, Rainbow Rain Limited, Roger Field Fund, L.P., CDH Harvest Holdings Company Limited and Mr. Shangzhi Wu.

*            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**            CUSIP number 09610L 106 has been assigned to the American depositary shares (“ADSs”) of the BlueCity Holdings Limited (the “Issuer”), which are quoted on The Nasdaq Global Market under the symbol “BLCT.” Each two (2) ADSs represent one Class A ordinary share of the issuer. CUSIP number G11957 100 has been assigned to the Issuer’s Class A ordinary shares.

CUSIP No. 09610L 106
1	NAMES OF REPORTING PERSONS BlueCity Media Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,683,064.5 ordinary shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,683,064.5 ordinary shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,683,064.5 ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.33%(2)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Represents (i) 5,114,840 Class B ordinary shares, (ii) 500,000 Class A ordinary shares, (iii) 33,734.5 Class A ordinary shares represented by 67,469 ADSs, and (iv) 34,490 Class A ordinary shares issuable upon the exercise of options exercisable within 60 days after the date of this document, held by BlueCity Media Limited. Does not include ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(2)	Calculation is based on 18,733,449 ordinary shares of the Issuer (being the sum of 13,618,609 Class A ordinary shares and 5,114,840 Class B ordinary shares) to which this report is related, issued and outstanding as of December 31, 2021, as disclosed in the Issuer’s Form 20-F, filed on April 28, 2022. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage of ownership of the Reporting Person.

CUSIP No. 09610L 106
1	NAMES OF REPORTING PERSONS Shimmery Sapphire Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,683,064.5 ordinary shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,683,064.5 ordinary shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,683,064.5 ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.33%(2)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Represents (i) 5,114,840 Class B ordinary shares, (ii) 500,000 Class A ordinary shares, (iii) 33,734.5 Class A ordinary shares represented by 67,469 ADSs, and (iv) 34,490 Class A ordinary shares issuable upon the exercise of options exercisable within 60 days after the date of this document, held by BlueCity Media Limited. Does not include ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(2)	Calculation is based on 18,733,449 ordinary shares of the Issuer (being the sum of 13,618,609 Class A ordinary shares and 5,114,840 Class B ordinary shares) to which this report is related, issued and outstanding as of December 31, 2021, as disclosed in the Issuer’s Form 20-F, filed on April 28, 2022. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage of ownership of the Reporting Person.

CUSIP No. 09610L 106
1	NAMES OF REPORTING PERSONS Cantrust (Far East) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,683,064.5 ordinary shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,683,064.5 ordinary shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,683,064.5 ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.33%(2)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Represents (i) 5,114,840 Class B ordinary shares, (ii) 500,000 Class A ordinary shares, (iii) 33,734.5 Class A ordinary shares represented by 67,469 ADSs, and (iv) 34,490 Class A ordinary shares issuable upon the exercise of options exercisable within 60 days after the date of this document, held by BlueCity Media Limited. Does not include ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(2)	Calculation is based on 18,733,449 ordinary shares of the Issuer (being the sum of 13,618,609 Class A ordinary shares and 5,114,840 Class B ordinary shares) to which this report is related, issued and outstanding as of December 31, 2021, as disclosed in the Issuer’s Form 20-F, filed on April 28, 2022. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage of ownership of the Reporting Person.

CUSIP No. 09610L 106
1	NAMES OF REPORTING PERSONS Baoli Ma
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION the People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,907,377 ordinary shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,907,377 ordinary shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,907,377 ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.53%(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Represents (i) 5,114,840 Class B ordinary shares held by BlueCity Media Limited, (ii) 500,000 Class A ordinary shares held by BlueCity Media Limited, (iii) 33,734.5 Class A ordinary shares represented by 67,469 ADSs held by BlueCity Media Limited, and (iv) 258,802.5 ordinary shares issuable upon the exercise of options that are exercisable by Baoli Ma within 60 days after the date of this document. Does not include ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(2)	Calculation is based on 18,733,449 ordinary shares of the Issuer (being the sum of 13,618,609 Class A ordinary shares and 5,114,840 Class B ordinary shares) to which this report is related, issued and outstanding as of December 31, 2021, as disclosed in the Issuer’s Form 20-F, filed on April 28, 2022. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage of ownership of the Reporting Person.

CUSIP No. 09610L 106
1	NAMES OF REPORTING PERSONS Aviator D, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 342,285 ordinary shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 342,285 ordinary shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 342,285 ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.83%(2)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Represents 342,285 Class A ordinary shares represented by 684,570 ADSs held by Aviator D, L.P. Does not include ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(2)	Calculation is based on 18,733,449 ordinary shares of the Issuer (being the sum of 13,618,609 Class A ordinary shares and 5,114,840 Class B ordinary shares) to which this report is related, issued and outstanding as of December 31, 2021, as disclosed in the Issuer’s Form 20-F, filed on April 28, 2022. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage of ownership of the Reporting Person.

CUSIP No. 09610L 106
1	NAMES OF REPORTING PERSONS CDH China HF Holdings Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 342,285 ordinary shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 342,285 ordinary shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 342,285 ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.83%(2)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Represents 342,285 Class A ordinary shares represented by 684,570 ADSs held by Aviator D, L.P. Does not include ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(2)	Calculation is based on 18,733,449 ordinary shares of the Issuer (being the sum of 13,618,609 Class A ordinary shares and 5,114,840 Class B ordinary shares) to which this report is related, issued and outstanding as of December 31, 2021, as disclosed in the Issuer’s Form 20-F, filed on April 28, 2022. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage of ownership of the Reporting Person.

CUSIP No. 09610L 106
1	NAMES OF REPORTING PERSONS Rainbow Rain Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,080,901 ordinary shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,080,901 ordinary shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,080,901 ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.77%(2)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Represents 1,080,901 Class A ordinary shares represented by 2,161,802 ADSs held by Rainbow Rain Limited. Does not include ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(2)	Calculation is based on 18,733,449 ordinary shares of the Issuer (being the sum of 13,618,609 Class A ordinary shares and 5,114,840 Class B ordinary shares) to which this report is related, issued and outstanding as of December 31, 2021, as disclosed in the Issuer’s Form 20-F, filed on April 28, 2022. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage of ownership of the Reporting Person.

CUSIP No. 09610L 106
1	NAMES OF REPORTING PERSONS Roger Field Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,080,901 ordinary shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,080,901 ordinary shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,080,901 ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.77%(2)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Represents 1,080,901 Class A ordinary shares represented by 2,161,802 ADSs held by Rainbow Rain Limited. Does not include ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(2)	Calculation is based on 18,733,449 ordinary shares of the Issuer (being the sum of 13,618,609 Class A ordinary shares and 5,114,840 Class B ordinary shares) to which this report is related, issued and outstanding as of December 31, 2021, as disclosed in the Issuer’s Form 20-F, filed on April 28, 2022. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage of ownership of the Reporting Person.

CUSIP No. 09610L 106
1	NAMES OF REPORTING PERSONS CDH Harvest Holdings Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,080,901 ordinary shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,080,901 ordinary shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,080,901 ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.77%(2)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Represents 1,080,901 Class A ordinary shares represented by 2,161,802 ADSs held by Rainbow Rain Limited. Does not include ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(2)	Calculation is based on 18,733,449 ordinary shares of the Issuer (being the sum of 13,618,609 Class A ordinary shares and 5,114,840 Class B ordinary shares) to which this report is related, issued and outstanding as of December 31, 2021, as disclosed in the Issuer’s Form 20-F, filed on April 28, 2022. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage of ownership of the Reporting Person.

CUSIP No. 09610L 106
1	NAMES OF REPORTING PERSONS Shangzhi Wu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,423,186 ordinary shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,423,186 ordinary shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,423,186 ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.60%(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Mr. Shangzhi Wu (“Mr. Wu”) may be deemed to beneficially own (i) 342,285 Class A ordinary shares represented by 684,570 ADSs held by Aviator D, L.P. and (ii) 1,080,901 Class A ordinary shares represented by 2,161,802 ADSs held by Rainbow Rain Limited, for Mr. Wu’s control over CDH China HF Holdings Company Limited and CDH Harvest Holdings Company Limited. Mr. Wu expressly disclaims any such beneficial ownership. Does not include ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(2)	Calculation is based on 18,733,449 ordinary shares of the Issuer (being the sum of 13,618,609 Class A ordinary shares and 5,114,840 Class B ordinary shares) to which this report is related, issued and outstanding as of December 31, 2021, as disclosed in the Issuer’s Form 20-F, filed on April 28, 2022. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage of ownership of the Reporting Person.

This Schedule constitutes Amendment No. 4 (this “Amendment No. 4”) to the Schedule 13D filed on behalf of BlueCity Media Limited, Shimmery Sapphire Holding Limited, Cantrust (Far East) Limited and Mr. Baoli Ma with the Securities and Exchange Commission on July 16, 2020, as previously amended and supplemented by amendments to the Schedule 13D filed as of April 12, 2021, January 4, 2022 and April 20, 2022 (as amended to date, the “Original Schedule 13D”), and an initial Schedule 13D filed on behalf of each of Aviator D, L.P., CDH China HF Holdings Company Limited, Rainbow Rain Limited, Roger Field Fund, L.P., CDH Harvest Holdings Company Limited and Mr. Shangzhi Wu (collectively, this “Schedule 13D”), relating to Class A ordinary shares, par value US$0.0001 per share, including Class A ordinary shares represented by ADSs, of BlueCity Holdings Limited (the “Issuer”), an exempted company incorporated with limited liability and existing under the laws of the Cayman Islands.

Except as otherwise set forth herein, this Amendment No. 4 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used in this Amendment No. 4 and not otherwise defined herein shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (f):	This Schedule 13D is being jointly filed by:

(i)	BlueCity Media Limited, a British Virgin Islands company;
(ii)	Shimmery Sapphire Holding Limited, a British Virgin Islands company;
(iii)	Cantrust (Far East) Limited, a British Virgin Islands company;
(iv)	Baoli Ma, a citizen of the People’s Republic of China;
(v)	Aviator D, L.P., a Cayman Islands limited partnership;
(vi)	CDH China HF Holdings Company Limited, a Cayman Islands company;
(vii)	Rainbow Rain Limited, a British Virgin Islands company;
(viii)	Roger Field Fund, L.P., a Cayman Islands limited partnership;
(ix)	CDH Harvest Holdings Company Limited, a Cayman Islands company; and
(x)	Shangzhi Wu, a citizen of Singapore (the entities and the individuals listed in items (i) to (x) are collectively referred to herein as the “Reporting Persons” and each a “Reporting Person” as applicable).

The Reporting Persons have entered into a joint filing agreement dated as of April 30, 2022, a copy of which is attached here to as Exhibit L.

(b):

The office address of BlueCity Media Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

The office address of Shimmery Sapphire Holding Limited is Ritter House, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands.

The office address of Cantrust (Far East) Limited is Ritter House, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands.

The office address of Aviator D, L.P. is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The office address of CDH China HF Holdings Company Limited is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The office address of Rainbow Rain Limited is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

The office address of Roger Field Fund, L.P. is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The office address of CDH Harvest Holdings Company Limited is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The business address of Mr. Shangzhi Wu is 1503 International Commerce Center, 1 Austin Road West, Kowloon, Hong Kong.

The principal business office of the director of BlueCity Media Limited, or Mr. Baoli Ma, is Block 2 Tower B Room 028, No 22 Pingguo Shequ, Bai Zi Wan Road, Chaoyang District, Beijing, People’s Republic of China.

The office address of the director of Shimmery Sapphire Holding Limited, or Rustem Limited, is Ritter House, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands.

The directors of Cantrust (Far East) Limited are Sabinah Clement, Shanica Maduro-Christopher and LAU Lai Sze. The office address of Sabinah Clement and Shanica Maduro-Christopher is Ritter House, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands and the office address of LAU Lai Sze is 3806 Central Plaza, 18 Harbour Road, Wanchai, Hong Kong.

The directors of each of CDH China HF Holdings Company Limited, Rainbow Rain Limited and CDH Harvest Holdings Company Limited are Mr. William Shang Wi Hsu and Mr. Ying Wei. The office address of Mr. William Shang Wi Hsu is 25/F, Fortune Financial Center, 5 Dong San Huan Zhong Road, Chaoyang District, Beijing 100020, People's Republic of China. The office address of Mr. Ying Wei is 1503, Level 15, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong.

(c):

The sole director of BlueCity Media Limited is Mr. Baoli Ma. BlueCity Media Limited is wholly-owned by Shimmery Sapphire Holding Limited. Cantrust (Far East) Limited holds 100% equity interests in Shimmery Sapphire Holding Limited on behalf of Shimmery Diamond Trust, which is a trust established under the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. The principal business of Shimmery Sapphire Holding Limited is investment holding and the principal business of Cantrust (Far East) Limited is provision of trust services. Mr. Baoli Ma is the settlor of Shimmery Diamond Trust, and Mr. Baoli Ma and his family are the trust’s beneficiaries. Mr. Baoli Ma may provide investment advisory services to the trustee in his capacity as an investment advisor in respect to the assets of Shimmery Diamond Trust, including the shares held by BlueCity Media Limited in the Issuer.

None of BlueCity Media Limited, Shimmery Sapphire Holding Limited and Cantrust (Far East) Limited has any executive officers.

The present principal employment of the director of BlueCity Media Limited, Mr. Baoli Ma, is chairman of the board of directors and chief executive officer of the Issuer. The principal business of the director of Shimmery Sapphire Holding Limited, or Rustem Limited, is providing shareholder, director, company secretary and bank signatory services. The directors of Cantrust (Far East) Limited are employees of Intertrust Group, an international trust and corporate management company.

The principal business of Aviator D, L.P. is investment fund. CDH China HF Holdings Company Limited is the general partner of Aviator D, L.P. and its principal business is to serve as the general partner of investment funds.

Rainbow Rain Limited is wholly-owned by Roger Field Fund, L.P., whose general partner is CDH Harvest Holdings Company Limited. The principal business of Rainbow Rain Limited is investment holding, the principal business of Roger Field Fund, L.P. is investment fund and the principal business of CDH Harvest Holdings Company Limited is to serve as the general partner of investment funds.

CDH China HF Holdings Company Limited and CDH Harvest Holdings Company Limited are controlled by Mr. Wu. Mr. Wu is the co-founder and Chairman of CDH Investments, an alternative asset management firm (“CDH Investments”).

None of Aviator D, L.P., CDH China HF Holdings Company Limited, Rainbow Rain Limited, Roger Field Fund, L.P. or CDH Harvest Holdings Company Limited has any executive officers.

The directors of each of CDH China HF Holdings Company Limited, Rainbow Rain Limited and CDH Harvest Holdings Company Limited are Mr. William Shang Wi Hsu and Mr. Ying Wei. The present principal employment of Mr. William Shang Wi Hsu is serving as the managing director of CDH Investments. The present principal employment of Mr. Ying Wei is serving as the managing partner of CDH Investments.

(d) and (e):

During the last five years, none of the Reporting Persons or, to the best of such Reporting Person’s knowledge, any of its directors or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons or, to the best of such Reporting Person’s knowledge, any of its directors or executive officers, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

All information contained in this Item 2 concerning each Reporting Person has been supplied by such Reporting Person, and no Reporting Person has provided any disclosure with respect to any other Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of this Schedule 13D is hereby amended and supplemented by the following:

The information set forth in Item 4 of this Amendment No. 4 is incorporated herein by reference.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by the following:

Merger Agreement

On April 30, 2022, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Multelements Limited, a Cayman Islands incorporated company (“Parent”) and Diversefuture Limited, a Cayman Islands incorporated company and a wholly-owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, Merger Sub will be merged with and into the Issuer, with the Issuer being the surviving company of the merger and becoming a wholly-owned subsidiary of Parent (the “Merger”).

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Class A ordinary share and Class B ordinary share of the Issuer (each, a “Share”) issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist in exchange for the right to receive US$3.20 in cash without interest (the “Per Share Merger Consideration”), and each ADS issued and outstanding immediately prior to the Effective Time, together with the underlying Class A ordinary shares represented by such ADSs, will be cancelled in exchange for the right to receive US$1.60 in cash without interest, except for (i) certain Shares (including Shares represented by ADSs) beneficially owned by Mr. Baoli Ma, Aviator D, L.P. and Rainbow Rain Limited, which will be rolled over in the transaction, (ii) any other Shares (including Class A Ordinary Shares represented by ADSs) held by Parent, Merger Sub, the Issuer or any of their respective subsidiaries, (iii) Shares (including Class A Ordinary Shares represented by ADSs) held by the ADS depositary and reserved for issuance, settlement and allocation upon exercise or vesting of the Issuer’s options, and (iv) Shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger, or dissenter rights, in accordance with Section 238 of the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”), which will be cancelled and cease to exist at the Effective Time in exchange for the right to receive only the payment of fair value of those dissenting shares held by them determined in accordance with the provisions of Section 238 of the Companies Act.

The Merger, which is currently expected to close during the second half of 2022, is subject to customary closing conditions, including, among others, that (i) the Merger Agreement shall be authorized and approved by an affirmative vote of shareholders representing at least two-thirds of the voting power of the outstanding shares entitled to vote at a general meeting of the Issuer’s shareholders and (ii) that the aggregate amount of dissenting shares shall be no more than 10% of the total outstanding Shares. If completed, the Merger will result in the Issuer becoming a privately-held company and its ADSs will no longer be listed on the Nasdaq Global Market.

Limited Guarantee and Equity Commitment Letter

Concurrently with the execution of the Merger Agreement, (i) Metaclass Management ELP (the “Sponsor”) executed and delivered to the Issuer a limited guarantee in favor of the Issuer (the “Limited Guarantee”), whereby the Sponsor agreed to irrevocably and unconditionally guarantee as a primary obligor Parent’s obligation to pay the Issuer the Parent Termination Fee (as defined in the Merger Agreement), if and when due pursuant to the Merger Agreement, as well as certain fees and expenses incurred by the Issuer in connection with its enforcement of its right thereunder, up to a maximum amount of US$1,400,000 and (ii) the Sponsor and the Parent entered into an equity commitment letter (the “Equity Commitment Letter”), whereby the Sponsor confirmed its commitment to contribute to Parent cash in an amount of US$50,000,000, for the purpose of funding the Merger consideration and fees and expenses incurred by Parent and the Issuer in connection with the transactions contemplated by the Merger Agreement.

Support Agreement

Concurrently with the execution of the Merger Agreement, BlueCity Media Limited, Aviator D, L.P. and Rainbow Rain Limited (each, a “Rollover Shareholder” and collectively, the “Rollover Shareholders”) and Parent entered into a support agreement (the “Support Agreement”), pursuant to which, among other things and subject to the terms and conditions set forth therein, the Rollover Shareholders will (i) vote all shares beneficially owned by them in favor of the authorization and approval of the Merger Agreement and the approval of the transactions contemplated by the Merger Agreement, and (ii) contribute the Rollover Shares (as defined in the Support Agreement) beneficially owned by them to Parent in exchange for newly issued shares of Parent at the Effective Time and receive no consideration from the Company for cancellation of the Rollover Shares in accordance with the Merger Agreement.

Interim Investors Agreement

In connection with the Merger, Parent, Merger Sub, Mr. Baoli Ma, the Sponsor and the Rollover Shareholders entered into an interim investors agreement (the “Interim Investors Agreement”) in order to establish certain terms and conditions that will govern the actions of Parent and Merger Sub and the relationship among the parties with respect to the Merger Agreement, the Limited Guarantee, the Equity Commitment Letter and the Support Agreement, and the transactions contemplated thereby.

The foregoing descriptions of the Merger Agreement, the Limited Guarantee, the Equity Commitment Letter, the Support Agreement and the Interim Investors Agreement (each a “Merger Document”, and collectively, the “Merger Documents”) do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Documents, a copy of each is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Merger Documents, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In connection with the Merger, the Reporting Persons may engage in discussions with management, the Board of Directors, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, including the Merger, changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors of the Issuer. There can be no assurance, however, that any proposed transaction would receive the requisite approvals from the respective governing bodies and shareholders, as applicable, or that any such transaction would be successfully implemented.

Other than as described above and provided in the Merger Documents, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)—(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a)–(b) The information contained on the cover pages to this Amendment No. 4 is incorporated herein by reference.

Group Interest

As a result of each Reporting Person’s actions in respect of the Merger, each Reporting Person may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Act comprising BlueCity Media Limited, Shimmery Sapphire Holding Limited, Cantrust (Far East) Limited, Mr. Baoli Ma, Aviator D, L.P., CDH China HF Holdings Company Limited, Rainbow Rain Limited, Roger Field Fund, L.P., CDH Harvest Holdings Company Limited and Mr. Shangzhi Wu. As a result, the group may be deemed to have acquired beneficial ownership of all the shares beneficially owned by each member of the “group”. As such, the group may be deemed to beneficially own in the aggregate 7,365,053 Shares, which represents approximately 39.31% of the total outstanding Shares. The above Shares do not include any Shares which may be beneficially owned by any of the other parties to the Merger Documents not listed above. Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the Shares beneficially owned in the aggregate by other members of the “group” and their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as disclosed in this Schedule 13D, there have been no transactions in the securities of the Issuer effected by the Reporting Persons within the last 60 days.

(d) Except as disclosed in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A ordinary shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by inserting the following:

Item 4 above summarizes certain provisions of the Merger Documents and is incorporated herein by reference. A copy of each of the Merger Documents is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Except as set forth in the Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
G	Agreement and Plan of Merger, dated April 30, 2022, by and among the Issuer, Parent and Merger Sub.
H	Limited Guarantee, dated April 30, 2022, by the Sponsor in favor of the Issuer
I	Equity Commitment Letter, dated April 30, 2022, by the Sponsor in favor of Parent.
J	Support Agreement, dated April 30, 2022, by and among Parent and each Rollover Shareholder.
K	Interim Investors Agreement, dated April 30, 2022, by and among Parent, Merger Sub, Mr. Baoli Ma, the Sponsor and each Rollover Shareholder.
L	Joint Filing Agreement, dated April 30, 2022, among the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2022

BLUECITY MEDIA LIMITED

/s/ Baoli Ma
Name: Baoli Ma

Title: Director

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2022

SHIMMERY SAPPHIRE HOLDING LIMITED
/s/ Shanica Maduro-Christopher

/s/ Susan Palmer
Name: Susan Palmer and Shanica Maduro-Christopher

Title: Authorised Signatory (For and on behalf of Rustem Limited as Director of Shimmery Sapphire Holding Limited)

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2022

CANTRUST (FAR EAST) LIMITED
/s/ Shanica Maduro-Christopher

/s/ Susan Palmer
Name: Susan Palmer and Shanica Maduro-Christopher

Title: Authorised Signatory (For and on behalf of Cantrust (Far East) Limited as Trustee of Shimmery Diamond Trust)

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2022

Mr. Baoli Ma

/s/ Baoli Ma
Name: Baoli Ma

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2022

AVIATOR D, L.P.

by CDH China HF Holdings Company Limited, its general partner
/s/ William Hsu
Name: William Hsu
Title: Director

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2022

CDH CHINA HF HOLDINGS COMPANY LIMITED

/s/ William Hsu
Name: William Hsu
Title: Director

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2022

RAINBOW RAIN LIMITED

/s/ William Hsu
Name: William Hsu
Title: Director

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2022

ROGER FIELD FUND, L.P.

by CDH Harvest Holdings Company Limited, its general partner
/s/ William Hsu
Name: William Hsu
Title: Director

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2022

CDH HARVEST HOLDINGS COMPANY LIMITED

/s/ William Hsu
Name: William Hsu
Title: Director

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2022

Mr. Shangzhi Wu

/s/ Shangzhi Wu
Name: Shangzhi Wu

[Signature Page to Schedule 13D]